UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note:

On March 10, 2025, SK Telecom Co., Ltd. (the “Company”) publicly disclosed its audited consolidated financial statements as of and for the year ended December 31, 2024 (the “Consolidated Audited Financial Statements”). The Consolidated Audited Financial Statements, which are set forth below in this report, shall replace and supersede the preliminary and unaudited consolidated financial statement information set forth in the Company’s current report on Form 6-K furnished on February 28, 2025 (regarding the resolution to call the annual general meeting of shareholders), as well as the related information set forth in the Company’s current reports on Form 6-K furnished on February 12, 2025 (regarding (i) changes of 15% or more in revenue or profit and (ii) preliminary results of operations).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 10, 2025

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For each of the years ended December 31, 2024 and 2023

(With the Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and notes to the consolidated financial statements, including a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for each of the two years in the period ended December 31, 2024 in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Operating Committee of internal control over financial reporting, and our report dated March 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

1.	Cut-off of revenue from wireless services.

As described in notes 3 (21) and 4 (2) to the consolidated financial statements, the Group’s revenue from the wireless services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Group’s wireless services as a key audit matter. Related revenue from the wireless services amounted to ~~W~~10,401,565 million in 2024.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the wireless services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

2.	Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

As described in notes 3 (10) and 15 to the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use (“VIU”). The amount of goodwill allocated to the fixed-line telecommunication services CGU is ~~W~~764,082 million as of December 31, 2024.

In carrying out the goodwill impairment assessment, the Group compared the carrying amount of the fixed-line telecommunication services CGU and its value in use (“VIU”) based on discounted cash flow forecasts. We have identified the goodwill impairment assessment for the fixed-line telecommunication services CGU as a key audit matter due to the inherent uncertainties and significant judgement involved in management’s estimates around the major assumptions such as estimates of future operating revenue, perpetual growth rate and discount rate, all of which have a significant impact on the determination of the VIU.

The primary audit procedures we have performed for this key audit matter include:

•	Assessing the competence and objectivity of the external specialist utilized by management;

•	Evaluating the appropriateness of the valuation method and assumptions applied by management by involving our internal specialist;

•

Performing a sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached by management in its impairment assessment;

•	Evaluating the reasonableness of management’s future cash flow forecasts by comparison with financial budgets approved by management; and

•	Performing a retroactive assessment of the prior periods’ cash flow forecasts by comparison with the actual results.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 10, 2025

This report is effective as of March 10, 2025, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The accompanying consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	5,34,35	~~W~~	2,023,721	1,454,978
Short-term financial instruments	5,34,35		323,890	294,934
Accounts receivable – trade, net	6,34,35,36		1,989,306	1,978,532
Short-term loans, net	6,34,35,36		65,205	78,129
Accounts receivable – other, net	6,34,35,36,37		369,192	344,350
Contract assets	8,35		90,385	89,934
Prepaid expenses	7		1,945,610	1,953,769
Prepaid income taxes	31		21	161
Derivative financial assets	21,34,35,38		119,500	8,974
Inventories, net	9		209,783	179,809
Assets held for sale	40		174,839	10,515
Advanced payments and others	6,34,35		165,230	191,517

			7,476,682	6,585,602

Non-Current Assets:
Long-term financial instruments	5,34,35		373	375
Long-term investment securities	10,34,35		1,877,922	1,679,384
Investments in associates and joint ventures	11		2,341,827	1,915,012
Investment property, net	13		26,611	34,812
Property and equipment, net	12,14,36,37		12,617,394	13,006,196
Goodwill	15		2,072,493	2,075,009
Intangible assets, net	16		2,194,871	2,861,137
Long-term contract assets	8,35		46,352	39,837
Long-term loans, net	6,34,35,36		34,446	30,455
Long-term accounts receivable – other, net	6,34,35,36,37		173,252	312,531
Long-term prepaid expenses	7		1,108,406	1,086,107
Guarantee deposits, net	6,34,35,36		155,875	156,863
Long-term derivative financial assets	21,34,35,38		221,608	139,560
Deferred tax assets	31		—	11,609
Defined benefit assets	20		154,329	170,737
Other non-current assets	6,34,35		12,814	14,001

			23,038,573	23,533,625

Total Assets		~~W~~	30,515,255	30,119,227

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - trade	34,35,36	~~W~~	126,508	139,876
Accounts payable - other	34,35,36,37		2,798,978	1,913,006
Withholdings	34,35,36		928,679	802,506
Contract liabilities	8		168,194	155,576
Accrued expenses	25,34,35		1,522,750	1,439,786
Income tax payable	31		243,564	142,496
Provisions	19,39		50,016	38,255
Short-term borrowings	17,34,35,38		100,000	—
Current portion of long-term debt, net	17,34,35,38		2,460,109	1,621,844
Current portion of long-term payables – other	18,34,35,38		367,765	367,770
Lease liabilities	34,35,36,38		351,363	372,826
Liabilities held for sale	40		106,352	39

			9,224,278	6,993,980

Non-Current Liabilities:
Debentures, excluding current portion, net	17,34,35,38		6,363,646	7,106,299
Long-term borrowings, excluding current portion, net	17,34,35,38		203,125	315,578
Long-term payables – other	18,34,35,38		539,955	892,683
Long-term lease liabilities	34,35,36,38		1,286,588	1,238,607
Long-term contract liabilities	8		61,512	56,917
Defined benefit liabilities	20		2,086	—
Long-term derivative financial liabilities	21,34,35,38		3,437	305,088
Long-term provisions	19		70,044	83,169
Deferred tax liabilities	31		851,200	832,236
Other non-current liabilities	34,35,36		81,750	66,271

			9,463,343	10,896,848

Total Liabilities			18,687,621	17,890,828

Shareholders’ Equity:
Share capital	1,22		30,493	30,493
Capital surplus and others	22,23,24,25		(11,954,936)	(11,828,644)
Retained earnings	26		22,976,127	22,799,981
Reserves	27		646,943	387,216
Equity attributable to owners of the Parent Company			11,698,627	11,389,046
Non-controlling interests			129,007	839,353

Total Shareholder’s Equity			11,827,634	12,228,399

Total Liabilities and Shareholder’s Equity		~~W~~	30,515,255	30,119,227

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2024 and 2023

(In millions of won, except for earnings per share)	Note	2024		2023
Operating revenue:	4,36
Revenue		~~W~~	17,940,609	17,608,511
Operating expenses:	36
Labor			2,725,765	2,488,245
Commission	7		5,564,289	5,549,899
Depreciation and amortization	4		3,560,374	3,614,766
Network interconnection			692,881	678,459
Leased lines			265,518	275,477
Advertising			186,340	235,769
Rent			136,753	142,356
Cost of goods sold	9		1,326,159	1,266,357
Others	28		1,659,121	1,603,979

		16,117,200		15,855,307

Operating profit:	4		1,823,409	1,753,204
Finance income	4,30		355,035	248,376
Finance costs	4,30		(605,919)	(527,401)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,11		321,787	10,928
Other non-operating income	4,29		72,288	50,366
Other non-operating expenses	4,29		(204,835)	(47,294)

Profit before income tax	4		1,761,765	1,488,179
Income tax expense	31		374,670	342,242

Profit for the year		~~W~~	1,387,095	1,145,937

Attributable to:
Owners of the Parent Company		~~W~~	1,250,155	1,093,611
Non-controlling interests			136,940	52,326

Earnings per share	32
Basic earnings per share (in won)		~~W~~	5,780	4,954
Diluted earnings per share (in won)			5,765	4,950

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024	2023
Profit for the year		~~W~~1,387,095	1,145,937
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities assets (liabilities)	20	(25,905)	1,853
Valuation gain (loss) on financial assets at fair value through other comprehensive income	27,30	11,253	(18,842)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,27	132,581	9,225
Net change in unrealized fair value of derivatives	21,27,30	(6,573)	(17,460)
Foreign currency translation differences for foreign operations	27	49,420	1,257

Other comprehensive income (loss) for the year, net of taxes		160,776	(23,967)

Total comprehensive income		~~W~~1,547,871	1,121,970

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~1,409,090	1,072,785
Non-controlling interests		138,781	49,185

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In millions of won)
		Attributable to owners of the Parent Company						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year			—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive loss:	11,20,21,27,30		—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

			—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends	33		—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends	33		—	—	(542,282)	—	(542,282)	—	(542,282)
Share option	25		—	7,157	—	—	7,157	10,463	17,620
Interest on hybrid bonds	24		—	—	(17,283)	—	(17,283)	—	(17,283)
Redemption of hybrid bonds	24		—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds	24		—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	23		—	(265,120)	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc.			—	(2,073)	—	—	(2,073)	(6,614)	(8,687)

			—	(261,527)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance as of December 31, 2023		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399

Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income (loss):
Profit for the year			—	—	1,250,155	—	1,250,155	136,940	1,387,095
Other comprehensive income (loss):	11,20,21,27,30		—	—	(100,792)	259,727	158,935	1,841	160,776

			—	—	1,149,363	259,727	1,409,090	138,781	1,547,871

Transactions with owners:
Annual dividends	33		—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends	33		—	—	(530,082)	—	(530,082)	—	(530,082)
Share option	25		—	5,173	—	—	5,173	402	5,575
Interest on hybrid bonds	24		—	—	(19,800)	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	23		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	23		—	200,000	(200,000)	—	—	—	—
Changes in consolidation scope			—	—	—	—	—	(902)	(902)
Changes in ownership in subsidiaries, etc.			—	(340,619)	—	—	(340,619)	(797,700)	(1,138,319)

			—	(126,292)	(973,217)	—	(1,099,509)	(849,127)	(1,948,636)

Balance as of December 31, 2024		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,387,095	1,145,937
Adjustments for income and expenses	38		4,313,213	4,546,338
Changes in assets and liabilities related to operating activities	38		(108,813)	(274,163)

			5,591,495	5,418,112
Interest received			74,787	60,134
Dividends received			43,536	50,899
Interest paid			(356,081)	(341,488)
Income tax paid			(266,452)	(240,452)

Net cash provided by operating activities			5,087,285	4,947,205

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			131,823	136,242
Proceeds from disposals of long-term investment securities			51,741	100,817
Proceeds from disposals of investments in associates and joint ventures			77,974	4,950
Proceeds from disposals of assets held for sale			13,031	1,353
Proceeds from disposals of property and equipment			47,078	12,900
Proceeds from disposals of intangible assets			32,685	4,428
Collection of long-term loans			1,680	1,547
Decrease in deposits			5,758	5,922
Proceeds from settlement of derivatives			492	1,452
Government grants received			—	2,967

			362,262	272,578
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(26,581)	(51,421)
Increase in short-term loans			(110,810)	(130,041)
Increase in long-term loans			(14,118)	(11,602)
Acquisitions of long-term investment securities			(222,568)	(324,997)
Cash outflows from settlement of derivatives			(112,903)	—
Acquisitions of investments in associates and joint ventures			(8,014)	(17,656)
Acquisitions of property and equipment			(2,487,360)	(2,973,882)
Acquisitions of intangible assets			(71,856)	(106,761)
Increase in deposits			(15,525)	(6,848)
Cash decrease due to changes in consolidation scope			(4,354)	(2,275)

			(3,074,089)	(3,625,483)

Net cash used in investing activities			~~W~~(2,711,827)	(3,352,905)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures			1,236,475	1,785,108
Proceeds from long-term borrowings			200,000	49,950
Proceeds from short-term borrowings, net			100,000	—
Proceeds from issuance of hybrid bonds			—	398,509
Cash inflows from settlement of derivatives			—	183,090
Transactions with non-controlling shareholders			15,717	160

			1,552,192	2,416,817
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(142,998)
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(1,235,750)	(1,869,190)
Repayments of long-term borrowings			(402,500)	(125,000)
Redemption of hybrid bonds			—	(400,000)
Payments of dividends			(804,317)	(773,806)
Payments of interest on hybrid bonds			(19,800)	(17,283)
Repayments of lease liabilities			(381,347)	(402,465)
Acquisition of treasury shares			(15,788)	(285,487)
Transactions with non-controlling shareholders			(133,393)	(21,333)

			(3,362,045)	(4,437,807)

Net cash used in financing activities	38		(1,809,853)	(2,020,990)

Net increase (decrease) in cash and cash equivalents			565,605	(426,690)
Cash and cash equivalents at beginning of the year			1,454,978	1,882,291
Effects of exchange rate changes on cash and cash equivalents			26,124	(623)
Cash and cash equivalents included in assets held for sale			(22,986)	—

Cash and cash equivalents at end of the year		~~W~~	2,023,721	1,454,978

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2024, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	18,878,265	8.79
Institutional investors and other shareholders	124,493,193	57.96
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of December 31, 2024 and 2023 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2024	Dec. 31, 2023
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Fixed-line telecommunication services	99.1	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.(*3)	Hong Kong	Investment	—	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I(*3)	Korea	Investment	—	59.9
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC(*3)	USA	Investment	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.(*3)	Korea	Investment	—	66.4
Subsidiary owned by SAPEON Inc.	Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*3)	Korea	Manufacturing non-memory and other electronic integrated circuits	—	100.0
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.(*3)	Cayman Islands	Investment	—	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of December 31, 2024 and 2023 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

In relation to the merger of SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to purchase 24.76% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million. The Parent Company has determined that it currently has ownership of the shares of SK Broadband Co., Ltd. for which the above contract was concluded, and accounted for the ownership of the shares in the subsidiary accordingly.

(*3)	Details of changes in the consolidation scope for the year ended December 31, 2024 are presented in note 1-(4).
(*4)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1) Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	210,962	63,558	147,404	341,838	14,323
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	4,415,270	263,967
PS&Marketing Corporation		448,887	218,885	230,002	1,382,361	63
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	191,376	2,585
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	166,699	969
SK O&S Co., Ltd.		130,618	94,807	35,811	351,721	689
Home & Service Co., Ltd.		139,664	107,379	32,285	495,546	3,947
SK stoa Co., Ltd.		116,785	56,192	60,593	302,332	4,354
SK m&service Co., Ltd.		164,772	100,230	64,542	246,999	220

2) Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation		451,549	224,042	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.		140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.		165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.		94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.		153,660	88,195	65,465	247,479	1,253

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1) Details of subsidiary that was newly included in consolidation scope for the year ended December 31, 2024 is as follows:

Subsidiary	Reason
Astra AI Infra LLC	Established by the Parent Company

2) Details of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2024 is as follows:

Subsidiary	Reason
SK Global Healthcare Business Group Ltd.	Liquidation

Quantum Innovation Fund I	Liquidation

PanAsia Semiconductor Materials LLC.	Liquidation

Rebellions Inc. (Formerly, SAPEON Korea Inc.)	Loss of control

SK Telecom China Fund I L.P.	Liquidation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2024 and 2023 are as follows:

1)	2024

As of December 31, 2023 the material non-controlling interest of the Group was attributed to SK Broadband Co., Ltd. The non-controlling interest of SK Broadband Co., Ltd. decreased during the year ended December 31, 2024, therefore, there are no material non-controlling interests of the Group as of December 31, 2024.

2)	2023

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	2023
Revenue	~~W~~	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448

Net cash provided by operating activities	~~W~~	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)

Dividends paid to non-controlling interests for the year ended December 31, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 11, 2025, which may be subject to final amendments and approval at the shareholder’s meeting to be held on March 26, 2025.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 12 and 16), impairment of goodwill (notes 3 (10) and 15), recognition of provision (notes 3 (15) and 19), measurement of defined benefit liabilities (assets) (notes 3 (14) and 20), transaction of derivative instruments (notes 3 (6) and 21) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3) Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 21 and note 35.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies

The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2024, the material accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2024 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income or expenses.

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~ 10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(11)	Leases

A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1) Group as a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2) Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2024 are disclosed below. The following amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 and KIFRS 1101)

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 and KIFRS 1107)

•	Annual Improvements to KIFRS - Volume 11

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,866,217	5,271,705	614,036	20,751,958	(2,811,349)	17,940,609
Inter-segment revenue		1,548,004	1,196,293	67,052	2,811,349	(2,811,349)	—
External revenue		13,318,213	4,075,412	546,984	17,940,609	—	17,940,609
Depreciation and amortization		2,688,764	966,904	25,824	3,681,492	(121,118)	3,560,374
Operating profit (loss)		1,529,971	366,517	(64,929)	1,831,559	(8,150)	1,823,409
Finance income and costs, net							(250,884)
Gain relating to investments in subsidiaries, associates and joint ventures, net							321,787
Other non-operating income and expense, net							(132,547)
Profit before income tax							1,761,765

(In millions of won)
	2023
	Cellular services	Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Inter-segment revenue	1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External revenue	13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization	2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)	1,463,934	329,072	(42,771)	1,750,235	2,969	1,753,204
Finance income and costs, net						(279,025)
Gain relating to investments in associates and joint ventures, net						10,928
Other non-operating income and expense, net						3,072
Profit before income tax						1,488,179

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

4.	Operating Segments, Continued

1)	Segment information for the years ended December 31, 2024 and 2023 are as follows, Continued:

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2024 and 2023.

2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2024		2023
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	1,078,673	993,919
Fixed-line telecommunication revenue	Goods and others		68,836	93,174
Other revenue	Others(*2)		468,518	459,905

			1,616,027	1,546,998

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,401,565	10,328,980
	Cellular interconnection		400,516	432,660
	Other(*4)		1,437,459	1,367,607
Fixed-line telecommunication revenue	Fixed-line service		156,453	147,669
	Cellular interconnection		14,014	15,804
	Internet Protocol Television(*5)		1,837,199	1,837,209
	International calls		213,745	190,872
	Internet service and miscellaneous(*6)		1,785,165	1,643,292
Other revenue	Miscellaneous(*2)		78,466	97,420

			16,324,582	16,061,513

		~~W~~	17,940,609	17,608,511

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2024 and 2023 are summarized as follows:

(In millions of won)
	December 31, 2024	December 31, 2023
Cash and cash equivalents(*)	~~W~~ —	58
Short-term financial instruments(*)	79,500	79,500
Long-term financial instruments(*)	372	372

	~~W~~ 79,872	79,930

(*)	Includes the charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2024, such funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other(*)		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	~~W~~	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2024 and 2023 are as follows:

	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2024	~~W~~	242,737	49,865	(42,662)	8,090	258,030
2023	~~W~~	234,923	37,906	(40,236)	10,144	242,737

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable—trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2024 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.59%	72.27%	89.87%	99.98%
	Gross amount	~~W~~	1,484,657	50,529	146,442	21,898
	Loss allowance		23,652	36,516	131,613	21,893

Other revenue	Expected credit loss rate		3.69%	46.00%	54.77%	99.04%
	Gross amount	~~W~~	523,254	4,091	9,272	18,269
	Loss allowance		19,303	1,882	5,078	18,093

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,881,608	1,882,296
Others		64,002	71,473

	~~W~~	1,945,610	1,953,769

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,038,170	1,022,813
Others		70,236	63,294

	~~W~~	1,108,406	1,086,107

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Amortization recognized	~~W~~	2,493,346	2,505,724

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	136,737	129,771
Contract liabilities:
Wireless service contracts		20,275	19,149
Customer loyalty programs		5,694	7,164
Fixed-line service contracts		151,427	146,106
Others		52,310	40,074

	~~W~~	229,706	212,493

(2)

The amount of revenue recognized for the years ended December 31, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~113,792 million and ~~W~~141,460 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	20,275	—	—	20,275
Customer loyalty programs		4,166	1,023	505	5,694
Fixed-line service contracts		91,443	11,356	48,628	151,427
Others		52,310	—	—	52,310

	~~W~~	168,194	12,379	49,133	229,706

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

9.	Inventories

(1)	Details of inventories as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	191,323	(8,121)	183,202	174,255	(7,641)	166,614
Supplies		26,581	—	26,581	13,195	—	13,195

	~~W~~	217,904	(8,121)	209,783	187,450	(7,641)	179,809

(2)

Inventories recognized as operating expenses for the years ended December 31, 2024 and 2023 are ~~W~~1,323,907 million and ~~W~~1,264,302 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~486 million and ~~W~~2,025 million for the years ended December 31, 2024 and 2023, respectively. Write-offs included in other operating expenses for the years ended December 31, 2024 and 2023 are ~~W~~36 million and ~~W~~19 million, respectively.

10.	Long-term Investment Securities

(1)	Details of long-term investment securities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Category		December 31, 2024		December 31, 2023
Equity instruments	FVOCI	(*)	~~W~~	1,739,133	1,398,734
	FVTPL			—	8

				1,739,133	1,398,742
Debt instruments	FVTPL			138,789	280,642

				138,789	280,642

			~~W~~	1,877,922	1,679,384

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of December 31, 2024 and 2023 are ~~W~~1,739,133 million and ~~W~~1,398,734 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2024 and 2023 are as follows:

(In millions of won)		December 31, 2024			December 31, 2023
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	975,443	27.3	~~W~~	896,990
Korea IT Fund(*1)	Korea	63.3		363,138	63.3		336,404
UniSK	China	49.0		26,031	49.0		22,285
SK Technology Innovation Company(*2)	Cayman Islands	49.0		34,516	49.0		70,409
SK MENA Investment B.V.	Netherlands	32.1		17,273	32.1		14,872
SK Latin America Investment S.A.(*3)	Spain	32.1		1,357	32.1		14,607
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		391,572	20.0		355,282
Citadel Pacific Telecom Holdings, LLC (*4)	USA	15.0		51,780	15.0		45,901
SM Culture & Contents Co., Ltd.(*5)	Korea	22.8		39,567	22.8		41,578
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,635	27.3		14,344
Home Choice Corp.(*4)	Korea	17.8		3,238	17.8		3,215
Konan Technology Inc.	Korea	20.6		3,575	20.7		6,349
CMES Inc. (*4,6)	Korea	6.6		4,772	7.7		900
SK telecom Japan Inc.(*7)	Japan	24.9		3,703	33.0		1,239
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*8)	Korea	26.1		298,327	—		—
Start-up Win-Win Fund and others(*4,9,10,11,12,13,14,15)	—	—		102,702	—		81,142

			~~W~~	2,332,629		~~W~~	1,905,517

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*16)	Korea	48.2		9,198	48.2		9,495

				9,198			9,495

			~~W~~	2,341,827		~~W~~	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2024 and 2023 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ~~W~~48,240 million from the paid-in capital reduction of SK Technology Innovation Company for the year ended December 31, 2024, with no change in ownership interest.
(*3)	The Group received ~~W~~14,453 million from the paid-in capital reduction of SK Latin America Investment S.A. for the year ended December 31, 2024, with no change in ownership interest.
(*4)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*5)	The Group recognized an impairment loss of ~~W~~18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2024.
(*6)

The Group acquired an additional ~~W~~8,984 million of shares by exercising the conversion rights of the redeemable convertible preference shares and disposed of a portion of the shares for ~~W~~14,872 million in cash, from which it recognized a ~~W~~10,476 million gain on disposal of such investment in associate for the year ended December 31, 2024. Due to the acquisition, disposal of shares and exercise of stock options by other shareholders, the ownership interest of the Group decreased from 7.7% to 6.6%.

(*7)

The Group contributed an additional ~~W~~1,683 million to SK telecom Japan Inc. for the year ended December 31, 2024, and the ownership interest of the Group has decreased from 33.0% to 24.9% due to the paid-in capital increase through disproportionate allotment of shares.

(*8)

The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024. The redeemable convertible preference shares with voting rights of Rebellions Inc. have been issued, and the Group’s ownership interests of voting shares and common shares held by the Group are 26.1%, and 40.5% as of December 31, 2024, respectively.

(*9)

The Group contributed an additional ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA Inc.) for the year ended December 31, 2024, and the ownership interest of the Group has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*10)

The Group disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash, and disposed of the entire shares of Daliworks Inc. and 12CM JAPAN for ~~W~~150 million and ~~W~~1 million in cash, respectively, from which it recognized ~~W~~1,863 million and ~~W~~7,295 million of losses on disposals of such investments in associates, respectively, for the year ended December 31, 2024.

(*11)

The Group contributed an additional ~~W~~180 million of investment in SK VENTURE CAPITAL, LLC in cash and ~~W~~273 million of investment in WALDEN SKT VENTURE FUND for the year ended December 31, 2024, with no changes in ownership interest.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2024 and 2023 are as follows, Continued:

(*12)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 40).
(*13)	The Group received ~~W~~57 million from the liquidation of Wave City Co., Ltd. and recognized a ~~W~~57 million gain relating to investments in associates for the year ended December 31, 2024.
(*14)	The Group newly acquired a portion of shares of ~~W~~1,294 million of AhnLab Blockchain Company by contribution in kind for the year ended December 31, 2024.
(*15)

The Group granted Performance Share Units (“PSU”) for executives of associates for the year ended December 31, 2024, resulting in a cumulative contribution amount to ~~W~~24 million. There is no change in the ownership interest. (See note 25)

(*16)	This investment was classified as investment in joint venture as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,400	22,033,898	30,847	1,887	22,033,898	41,578
Konan Technology Inc.		19,470	2,359,160	45,933	32,600	2,359,160	76,909
CMES Inc.		24,000	763,968	18,335	—	—	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2024
Current assets	~~W~~	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	2024
Revenue	~~W~~	57,110	71,870	119,019
Profit (loss) for the year		37,187	55,448	(54,649)
Other comprehensive income (loss)13,006			(156,828)	(3,972)
Total comprehensive income (loss)50,193			(101,380)	(58,621)

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2023
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	2023
Revenue	~~W~~	33,017	70,126	76,686
Profit (loss) for the year		16,330	87,462	(66,169)
Other comprehensive income (loss)5,316		5,316	(56,660)	2,779
Total comprehensive income (loss)21,646		21,646	30,802	(63,390)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interest.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	8,913	69,540	—	975,443
Korea IT Fund(*1)		336,404	—	23,552	8,237	(5,055)	363,138
UniSK(*1)		22,285	—	1,430	2,815	(499)	26,031
SK Technology Innovation Company		70,409	—	4,269	8,078	(48,240)	34,516
SK MENA Investment B.V.		14,872	—	329	2,072	—	17,273
SK Latin America Investment S.A.		14,607	—	(65)	1,268	(14,453)	1,357
SK South East Asia Investment Pte. Ltd.		355,282	—	(9,403)	45,693	—	391,572
Citadel Pacific Telecom Holdings, LLC (*1)		45,901	—	619	6,699	(1,439)	51,780
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,880)	(128)	—	39,567
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	1,427	—	(136)	15,635
Home Choice Corp.		3,215	—	23	—	—	3,238
Konan Technology Inc.		6,349	(16)	(2,861)	103	—	3,575
CMES Inc.		900	(4,396)	(767)	51	8,984	4,772
SK telecom Japan Inc.		1,239	1,560	(983)	1,887	—	3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2)		—	—	—	—	298,327	298,327
Start-up Win-Win Fund and others(*1,3,4)		81,142	(2,953)	(1,686)	2,793	23,406	102,702

		1,905,517	(5,808)	22,917	149,108	260,895	2,332,629
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(297)	—	—	9,198

		9,495	—	(297)	—	—	9,198

	~~W~~	1,915,012	(5,808)	22,620	149,108	260,895	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2024.
(*2)

The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024.

(*3)

The acquisition for the year ended December 31, 2024 includes ~~W~~5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA Inc.), ~~W~~180 million of investment in SK VENTURE CAPITAL, LLC., ~~W~~273 million of investment in WALDEN SKT VENTURE FUND, ~~W~~24 million of investment in F&U Credit information Co., Ltd. and ~~W~~1,294 million of investment in AhnLab Blockchain Company. The disposal for the year ended December 31, 2024 includes a portion of shares of SK AMERICAS Inc. (formerly, SK USA Inc.) for ~~W~~167 million, a portion of Start-up Win-Win Fund for ~~W~~200 million, and the entire shares of 12CM JAPAN and Daliworks Inc. for ~~W~~7,296 million and ~~W~~2,013 million, respectively.

(*4)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 40).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)	2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	24,054	(6,591)	—	896,990
Korea IT Fund(*1)		324,860	—	10,343	3,366	(2,165)	336,404
UniSK(*1)		20,839	—	2,079	102	(735)	22,285
SK Technology Innovation Company		69,375	—	(178)	1,212	—	70,409
SK MENA Investment B.V.		14,296	—	335	241	—	14,872
SK Latin America Investment S.A.		11,961	—	1,974	672	—	14,607
SK South East Asia Investment Pte. Ltd.		357,537	—	(12,881)	10,626	—	355,282
Citadel Pacific Telecom Holdings, LLC (*1)		48,542	—	2,628	637	(5,906)	45,901
SM Culture & Contents Co., Ltd.(*2)		59,611	(679)	593	808	(18,755)	41,578
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	905	—	(136)	14,344
Home Choice Corp.		4,456	—	(1,241)	—	—	3,215
Konan Technology Inc.		8,366	(44)	(2,100)	127	—	6,349
CMES Inc.		900	—	—	—	—	900
SK telecom Japan Inc.(*3)		—	—	—	—	1,239	1,239
12CM JAPAN and others(*1,4)		69,734	8,706	5,108	(2,264)	(142)	81,142

		1,883,579	7,983	31,619	8,936	(26,600)	1,905,517
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	4,000	(215)	—	—	9,495

		5,710	4,000	(215)	—	—	9,495

	~~W~~	1,889,289	11,983	31,404	8,936	(26,600)	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2023.
(*2)	The Group recognized ~~W~~18,755 million of impairment loss for the year ended December 31, 2023.
(*3)

The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, resulting in the reclassification of the remaining shares as an investment in associates for the year ended December 2023.

(*4)

The acquisition for the year ended December 31, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Co., Ltd. (formerly, Telecom Daean Evaluation Jun B Corporation Co., Ltd.), ~~W~~6,000 million of investment in KB ESG Fund of the three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~132 million of investment in SK Venture Capital, LLC, ~~W~~261 million of investment in Walden SKT Venture Fund, ~~W~~520 million of investment in Covet Co., Ltd., and ~~W~~28 million of investment in F&U Credit information Co., Ltd. The disposal for the year ended December 31, 2023 includes a portion of shares in Start-up Win-Win Fund for ~~W~~550 million and a portion of SK-KNET Youth Startup Investment Cooperative for ~~W~~4,400 million for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2024 are as follows:

((In millions of won)	Unrecognizedloss			Unrecognized change in equity
	2024		Cumulative loss	2024	Cumulative loss
Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.)	~~W~~	14,334	22,178	107	1,286
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	14,334	27,365	107	1,162

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,260,712	—	—	1,260,712
Buildings		1,822,695	(1,056,427)	(450)	765,818
Structures		955,360	(742,772)	(1,601)	210,987
Machinery		38,191,687	(30,457,696)	(11,425)	7,722,566
Other		1,631,503	(1,262,496)	—	369,007
Right-of-use assets		2,645,207	(1,036,988)	—	1,608,219
Construction in progress		681,010	—	(925)	680,085

	~~W~~	47,188,174	(34,556,379)	(14,401)	12,617,394

(In millions of won)	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,248,200	—	—	1,248,200
Buildings		1,775,563	(1,001,721)	(450)	773,392
Structures		941,868	(705,388)	(1,601)	234,879
Machinery		37,688,793	(29,796,000)	(2,139)	7,890,654
Other		1,757,617	(1,271,597)	(863)	485,157
Right-of-use assets		2,549,003	(933,567)	(3,485)	1,611,951
Construction in progress		761,963	—	—	761,963

	~~W~~	46,723,007	(33,708,273)	(8,538)	13,006,196

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

12.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer(*)	Deprecia- tion	Impairment	Changes in consolidation scope	Ending balance
Land	~~W~~	1,248,200	101	(2,213)	14,624	—	—	—	1,260,712
Buildings		773,392	3,785	(1,279)	46,479	(56,559)	—	—	765,818
Structures		234,879	1,574	(78)	13,408	(37,997)	—	(799)	210,987
Machinery		7,890,654	517,884	(23,253)	1,616,265	(2,267,720)	(11,025)	(239)	7,722,566
Other		485,157	390,130	(12,131)	(408,675)	(84,179)	(10)	(1,285)	369,007
Right-of-use assets		1,611,951	523,494	(90,734)	(26,271)	(407,338)	(33)	(2,850)	1,608,219
Construction in progress		761,963	1,441,907	(5,030)	(1,517,830)	—	(925)	—	680,085

	~~W~~	13,006,196	2,878,875	(134,718)	(262,000)	(2,853,793)	(11,993)	(5,173)	12,617,394

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impairment	Ending balance
Land	~~W~~	1,005,857	12	(388)	242,719	—	—	1,248,200
Buildings		785,225	1,083	(294)	41,516	(54,138)	—	773,392
Structures		265,656	1,632	(198)	6,446	(38,657)	—	234,879
Machinery		7,912,900	553,541	(7,267)	1,734,474	(2,302,789)	(205)	7,890,654
Other		497,394	554,595	(1,205)	(476,097)	(89,506)	(24)	485,157
Right-of-use assets		1,786,129	345,761	(86,069)	(23,436)	(410,032)	(402)	1,611,951
Construction in progress		1,069,331	1,554,922	(26)	(1,862,264)	—	—	761,963

	~~W~~	13,322,492	3,011,546	(95,447)	(336,642)	(2,895,122)	(631)	13,006,196

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the property and equipment amounting to ~~W~~17,412 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023

13.	Investment Property

(1)	Investment property as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	9,787	—	9,787	14,199	—	14,199
Buildings		23,010	(14,981)	8,029	27,462	(17,220)	10,242
Right-of-use assets		16,518	(7,723)	8,795	16,975	(6,604)	10,371

	~~W~~49,315		(22,704)	26,611	58,636	(23,824)	34,812

(2)	Changes in investment property for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Transfer(*)	Depreciation	Ending balance
Land	~~W~~	14,199	(4,412)	—	9,787
Buildings		10,242	(1,143)	(1,070)	8,029
Right-of-use assets		10,371	73	(1,649)	8,795

	~~W~~	34,812	(5,482)	(2,719)	26,611

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	8,084	—	14,199
Buildings		6,884	5,343	(1,985)	10,242
Right-of-use assets		12,138	473	(2,240)	10,371

	~~W~~	25,137	13,900	(4,225)	34,812

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the investment property amounting to ~~W~~1,719 million of SK m&service Co., Ltd. as assets held for sale.

(3)	The Group recognized lease income of ~~W~~5,526 million and ~~W~~6,202 million from investment property for the years ended December 31, 2024 and 2023, respectively.
(4)	The fair value of investment property is ~~W~~58,552 million and ~~W~~70,138 million as of December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023

14.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	1,379,422	1,376,721
Others		228,797	235,230

	~~W~~	1,608,219	1,611,951

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	2024		2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	343,161	346,931
Others(*)		64,177	63,101

	~~W~~	407,338	410,032

Interest expense on lease liabilities	~~W~~	50,631	46,595

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

3) The total cash outflows due to lease payments for the years ended December 31, 2024 and 2023 amounted to ~~W~~465,119 million and ~~W~~474,410 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

14.	Leases, Continued

(2)	Group as a lessor

1) Finance lease

The Group recognized interest income of ~~W~~2,566 million and ~~W~~800 million on lease receivables for the years ended December 31, 2024 and 2023, respectively.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	~~W~~	12,695
1 ~ 2 years		4,012
2 ~ 3 years		2,544
3 ~ 4 years		1,411
4 ~ 5 years		391

Undiscounted lease payments	~~W~~	21,053

Unrealized finance income	~~W~~	464
Net investment in the lease		20,589

2) Operating lease

The Group recognized lease income of ~~W~~235,519 million and ~~W~~235,988 million for the years ended December 31, 2024 and 2023, respectively, of which variable lease payments received are ~~W~~2,309 million and ~~W~~2,694 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	~~W~~	102,362
1 ~ 2 years		72,437
2 ~ 3 years		39,704
3 ~ 4 years		118
4 ~ 5 years		113
More than 5 years		2,250

	~~W~~	216,984

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

15.	Goodwill

(1)	Goodwill as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		2,175	4,691

	~~W~~	2,072,493	2,075,009

(2)	Details of the impairment testing of Goodwill as of December 31, 2024 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 5.2% (2023: 5.4%) (pre-tax annual discount rate for 2024 and 2023: 7.0% and 8.4%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2023: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.0% (2023: 6.2%) (pre-tax annual discount rate for 2024 and 2023: 7.6% and 7.9%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2023: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate.

(3)	Details of the changes in goodwill for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	2,075,009	2,075,009
Reclassified as assets held for sale(*)		(2,516)	—

Ending balance	~~W~~	2,072,493	2,075,009

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the goodwill amounting to ~~W~~2,516 million of SK m&service Co., Ltd. as assets held for sale.

As of December 31, 2024 and 2023, accumulated impairment losses are ~~W~~11,300 million and ~~W~~33,441 million respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		54,341	(54,032)	—	309
Industrial rights		98,265	(33,092)	(45,000)	20,173
Development costs		2,960	(2,933)	—	27
Facility usage rights		161,561	(148,247)	—	13,314
Customer relations		505,062	(258,943)	—	246,119
Club memberships(*2)		93,266	—	(14,648)	78,618
Other(*3)		5,029,153	(4,284,644)	(43,744)	700,765

	~~W~~	9,509,515	(7,211,252)	(103,392)	2,194,871

(In millions of won)	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		57,106	(56,519)	—	587
Industrial rights		97,993	(34,141)	(17,698)	46,154
Development costs		14,815	(14,766)	—	49
Facility usage rights		159,891	(145,578)	—	14,313
Customer relations		505,063	(231,913)	—	273,150
Club memberships(*2)		121,895	—	(24,709)	97,186
Other(*3)		4,851,168	(4,020,886)	(7,190)	823,092

	~~W~~	9,372,838	(6,462,104)	(49,597)	2,861,137

(*1)

The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

16.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment (*1)	Changes in consolidation scope	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(471,060)	—	—	1,135,546
Land usage rights		587	69	(5)	—	(342)	—	—	309
Industrial rights		46,154	6,578	(241)	(1)	(4,962)	(27,340)	(15)	20,173
Development costs		49	—	—	—	(22)	—	—	27
Facility usage rights		14,313	1,477	(3)	618	(3,091)	—	—	13,314
Customer relations		273,150	—	—	—	(27,031)	—	—	246,119
Club memberships		97,186	3,700	(20,065)	(1,727)	—	(476)	—	78,618
Other		823,092	61,598	(1,596)	209,702	(336,870)	(54,927)	(234)	700,765

	~~W~~	2,861,137	73,422	(21,910)	208,592	(843,378)	(82,743)	(249)	2,194,871

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~82,743 million as impairment loss for the year ended December 31, 2024.
(*2)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ~~W~~5,655 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale.

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(475,826)	—	1,606,606
Land usage rights		1,224	155	(15)	40	(817)	—	587
Industrial rights		51,792	4,563	(350)	—	(4,530)	(5,321)	46,154
Development costs		284	—	—	—	(234)	(1)	49
Facility usage rights		14,997	1,884	(16)	981	(3,533)	—	14,313
Customer relations		300,181	—	—	—	(27,031)	—	273,150
Club memberships		91,971	7,619	(2,174)	65	—	(295)	97,186
Other		782,029	91,848	(1,752)	294,567	(339,478)	(4,122)	823,092

	~~W~~	3,324,910	106,069	(4,307)	295,653	(851,449)	(9,739)	2,861,137

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,739 million as impairment loss for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

16.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Research and development costs expensed as incurred	~~W~~	378,079	369,507

(4)	Details of frequency usage rights as of December 31, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	65,873	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		202,751	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		242,830	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		152,378	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		471,714	5G service	Apr. 2019	Nov. 2028

	~~W~~1,135,546

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2024		December 31, 2023
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	~~W~~	50,000	—
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	—

			~~W~~	100,000	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2024		December 31, 2023
Korea Development Bank(*1)	1.87	Feb. 10, 2026	~~W~~	15,625	28,125
Mizuho bank, Ltd.	1.35	May. 20, 2024		—	100,000
DBS bank Ltd.	1.32	May. 28, 2024		—	200,000
DBS bank Ltd.	2.63	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		—	50,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		50,000	50,000
Nonghyup Bank(*3)	MOR + 1.36	Nov. 17, 2024		—	40,000
DBS bank Ltd.(*2)	3M CD + 0.075	Oct. 8, 2026		200,000	—

				515,625	718,125
Less: present value discount				(25)	(47)

				515,600	718,078
Less: current portions				(312,475)	(402,500)

			~~W~~	203,125	315,578

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	3M CD rates are 3.41% and 3.83% as of December 31, 2024 and 2023, respectively.
(*3)	6M MOR rates are 3.33% and 3.85% as of December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024		December 31, 2023
Unsecured corporate bonds	Operating fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		—	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		—	190,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2024	2.09		—	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2024	1.49		—	60,000
Unsecured corporate bonds	Operating and refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		—	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024	December 31, 2023
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds		2024	1.17	—	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2024	2.47	—	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	300,000	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2024	4.79	—	100,000
Unsecured corporate bonds		2025	4.73	110,000	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	—
Unsecured corporate bonds		2029	3.73	110,000	—
Unsecured corporate bonds		2034	3.92	110,000	—
Unsecured corporate bonds		2027	2.91	170,000	—
Unsecured corporate bonds		2029	2.92	90,000	—
Unsecured corporate bonds		2034	2.96	40,000	—
Unsecured corporate bonds(*1)		2024	2.09	—	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2024	1.71	—	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)		2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69	—	100,000
Unsecured corporate bonds(*1)		2025	2.58	100,000	100,000
Unsecured corporate bonds(*1)		2032	2.92	50,000	50,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024	December 31, 2023
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	4.21	50,000	50,000
Unsecured corporate bonds(*1)		2026	4.28	100,000	100,000
Unsecured corporate bonds(*1)		2028	4.37	90,000	90,000
Unsecured corporate bonds(*1)	Facility fund	2026	4.87	100,000	100,000
Unsecured corporate bonds(*1)		2028	5.00	60,000	60,000
Unsecured corporate bonds(*1)	Refinancing fund	2027	3.89	170,000	—
Unsecured corporate bonds(*1)		2029	3.93	60,000	—
Unsecured corporate bonds(*1)	Facility and Refinancing fund	2027	3.06	130,000	—
Unsecured corporate bonds(*1)		2029	3.06	115,000	—
Unsecured corporate bonds(*1)		2031	3.11	50,000	—
Unsecured global bonds	Operating fund	2027	6.63	588,000 (USD 400,000)	515,760 (USD 400,000)
Unsecured global bonds(*1)	Refinancing fund	2028	4.88	441,000 (USD 300,000)	386,820 (USD 300,000)
Floating rate notes(*2)	Operating fund	2025	SOFR rate + 1.17	441,000 (USD 300,000)	386,820 (USD 300,000)
Convertible bonds(*3)		2028	—	4,410 (USD 3,000)	3,868 (USD 3,000)
Convertible bonds(*3)		2028	—	—	3,868 (USD 3,000)
Convertible bonds(*3)		2028	—	—	2,579 (USD 2,000)
Convertible bonds(*3)		2028	—	—	10,444 (USD 8,100)
Convertible bonds(*3)		2028	—	23,741 (USD 16,150)	20,824 (USD 16,150)
Convertible bonds(*3)		2028	—	11,392 (USD 7,750)	9,993 (USD 7,750)
Convertible bonds(*3)		2028	—	11,760 (USD 8,000)	10,315 (USD 8,000)

				8,526,303	8,351,291
Less: discounts on bond				(15,023)	(25,648)

				8,511,280	8,325,643
Less: current portions of bonds				(2,147,634)	(1,219,344)

				~~W~~6,363,646	7,106,299

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(*1) Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2) Applied interest rates are SOFR rate of 4.49% and 5.38% as of December 31, 2024 and 2023, respectively.

(*3) Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows:

1)	As of December 31, 2024, the conditions for issuing convertible bonds are as follows:

(In millions of won and thousands of U.S. dollars)
Series
	1	5	6	7
Total amount of convertible bonds authorized	4,410 (USD 3,000)	23,741 (USD 16,150)	11,392 (USD 7,750)	11,760 (USD 8,000)
Coupon rate	0% (However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions

The conversion rights of the aforementioned convertible bonds are classified as equity.

2)	The carrying amount of changes in the liability component (present value of non-convertible bonds) of the convertible bonds for the year ended December 31, 2024 are as follows

(In millions of won and thousands of U.S. dollars)
2024
Beginning balance	59,235 (USD 45,939)
Repayment	18,778 (USD 14,230)
Amortization based on effective interest rate	17,279 (USD 7,567)

Ending balance	57,736 (USD 39,276)

The liability component of convertible bonds (present value of non-convertible bonds) is measured at amortized cost using the effective interest rate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

18.	Long-term Payables – other

(1)	As of December 31, 2024 and 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 16):

(In millions of won)
	December 31, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(13,355)	(29,772)
Current portion of long-term payables – other		(367,765)	(367,770)

Carrying amount as of December 31	~~W~~	539,955	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	~~W~~	921,075

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

19.	Provisions

Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024								As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Changes in consolidation scope	Other(*)	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	6,475	(3,555)	(1,053)	(351)	(1,917)	119,623	49,579	70,044
Emission allowance		1,182	1,410	(130)	(2,025)	—	—	437	437	—
Other provisions		218	—	—	(218)	—	—	—	—	—

	~~W~~	121,424	7,885	(3,685)	(3,296)	(351)	(1,917)	120,060	50,016	70,044

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2024.

(In millions of won)
	2023							As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	8,041	(2,397)	(714)	5	120,024	37,073	82,951
Emission allowance		2,186	2,404	(635)	(2,773)	—	1,182	1,182	—
Other provisions		1,823	—	(1,005)	(108)	(492)	218	—	218

	~~W~~	119,098	10,445	(4,037)	(3,595)	(487)	121,424	38,255	83,169

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

20.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,142,324	1,121,679
Fair value of plan assets		(1,294,567)	(1,292,416)

Defined benefit assets(*)		(154,329)	(170,737)

Defined benefit liabilities		2,086	—

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Discount rate for defined benefit obligations	3.35% ~ 4.24%	3.71% ~ 4.79%
Expected rate of salary increase	2.00% ~ 5.42%	2.00% ~ 5.27%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	1,121,679	1,038,320
Current service cost		130,538	132,465
Interest cost		47,463	54,032
Remeasurement
- Demographic assumption		(761)	810
- Financial assumption		49,788	(24,953)
- Adjustment based on experience		(15,085)	18,814
Benefit paid		(157,801)	(99,396)
Past service cost		6,795	—
Changes in consolidation scope		(2,458)	—
Others(*)		(37,834)	1,587

Ending balance	~~W~~	1,142,324	1,121,679

(*)	Others include changes in liabilities due to employees’ transfers among affiliates and reclassification as liabilities held for sale for the years ended December 31, 2024 and 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

20.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	1,292,416	1,214,007
Interest income		54,215	62,058
Remeasurement		729	(2,140)
Contributions		124,921	108,224
Benefit paid		(131,031)	(90,452)
Changes in consolidation scope		(2,151)	—
Others(*)		(44,532)	719

Ending balance	~~W~~	1,294,567	1,292,416

(*)	Others include changes in assets due to employees’ transfers among affiliates and reclassification as assets held for sale for the years ended December 31, 2024 and 2023.

The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2025, amounts to ~~W~~188,339 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Current service cost	~~W~~	130,538	132,465
Net interest income		(6,752)	(8,026)
Past service cost		6,795	—

	~~W~~	130,581	124,439

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Equity instruments	~~W~~	67,184	72,619
Debt instruments		394,138	162,374
Short-term financial instruments, etc.		833,245	1,057,423

	~~W~~	1,294,567	1,292,416

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

20.	Defined Benefit Liabilities (Assets), Continued

(7)	Sensitivity analysis

As of December 31, 2024, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(39,658)	42,443
Expected salary increase rate		42,433	(40,047)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2024 and 2023 are 7.46 years and 7.27 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~29,784 million and ~~W~~20,404 million for the years ended December 31, 2024 and 2023, respectively.

21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 4, 2020	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Jun. 28, 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd	Oct. 10, 2024 ~ Oct. 8, 2026

As of December 31, 2024, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

21.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~80,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized long-term derivative financial assets of ~~W~~64,926 million and ~~W~~21,027 million for TRS as of December 31, 2024 and 2023, respectively. Long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)

In relation to the business acquisition by SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to purchase 24.76% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million. The Parent Company has determined that it currently has ownership of the shares of SK Broadband Co., Ltd. for which the above contract was concluded, and accounted for the ownership of the shares in the subsidiary accordingly.

(4)

The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when certain conditions are met. There is no balance for derivative financial assets as of December 31, 2024.

(5)

SAPEON Inc., a subsidiary of the Parent Company, disposed of a portion of shares of Rebellions Inc. (formerly, SAPEON Korea Inc.) for the year ended December 31, 2024, and entered into a Price Return Swap (PRS) in which the buyer receives the difference between the amount of sale and the settlement amount when selling the shares. The Parent Company recognized a long-term derivative financial liability of ~~W~~2,689 million for the Price Return Swap (PRS) as of December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

21.	Derivative Instruments, Continued

(6)

The fair value of derivative financial instruments to which the Group applies cash flow hedging is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets, and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	148,172	148,172
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		41,975	41,975
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~	80,650	80,650

	~~W~~	270,797	270,797

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	~~W~~	(748)	(748)

	~~W~~	(748)	(748)

As of December 31, 2024, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(7)

The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term financial assets, and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contract for difference settlement	~~W~~	38,850	38,850
Non-current assets:
Contract for difference settlement		31,461	31,461

	~~W~~	70,311	70,311

Non-current liabilities:
Price Return Swap (PRS)	~~W~~	(2,689)	(2,689)

	~~W~~	(2,689)	(2,689)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

22.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		214,790,053	218,833,144
Share capital:
Common share(*)	~~W~~	30,493	30,493

(*)

In 2002, 2003 and 2024, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Issued shares as of January 1	218,833,144	218,833,144
Retirement of treasury shares(*)	(4,043,091)	—

Issued shares as of December 31	214,790,053	218,833,144

(*)	The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.

(3)	Details of shares outstanding as of December 31, 2024 and 2023 are as follows:

(In shares)	December 31, 2024			December 31, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	6,133,414	212,699,730

(4)	Details of capital surplus and others as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares (Note 23)		(92,962)	(301,981)
Hybrid bonds (Note 24)		398,509	398,509
Share option (Note 25)		14,498	9,818
Others(*)		(14,045,981)	(13,705,990)

	~~W~~	(11,954,936)	(11,828,644)

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

23.	Treasury Shares

(1)	Treasury shares as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2024		December 31, 2023
Number of shares		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(2)	Changes in treasury shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Treasury shares as of January 1	6,133,414	801,091
Acquisition(*1)	317,000	5,773,410
Disposal(*2)	(503,612)	(441,087)
Retirement of treasury shares(*3)	(4,043,091)	—

Treasury shares as of December 31	1,903,711	6,133,414

(*1)

The Parent Company acquired 317,000 of its treasury shares for ~~W~~15,788 million and 5,773,410 of its treasury shares for ~~W~~285,487 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2024 and 2023, respectively.

(*2)

The Parent Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~181 million for the year ended December 31, 2024. Also, the Parent Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the year ended December 31, 2023.

(*3)

The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

24.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2024		December 31, 2023
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	400,000
Issuance costs						(1,491)	(1,491)

					~~W~~	398,509	398,509

The Parent Company redeemed previously issued hybrid bonds and issued new ones for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.

These are subordinated bonds that rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.

(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement

25.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5	6	7-1(*)	7-2(*)
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	370,355	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2024, 196,850 shares of stock options granted in the 7 th -1 series and 12,884 shares of stock options granted in the 7 th -2 series were canceled.

For the year ended December 31, 2024, the entire amount of remaining stock options granted in the 4 th series and some portions of stock options granted in the 3 rd, 5th, and 6 th series were exercised, and the entire amount of remaining stock options granted in the 1 st -3 and 3 rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2024, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the year ended December 31, 2024		846
In subsequent periods		—

	~~W~~ 158,596

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,283 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~305 million and ~~W~~1,133 million, respectively.

Share compensation expenses recognized for equity-settled share-based payment arrangements are ~~W~~6,286 million and ~~W~~6,267 million for the years ended December 31, 2024 and 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement, Continued

25. 1	Share-based payment arrangement of the Parent Company, Continued:

(3)

The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i) SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.74%	2.73%	2.81%	2.74%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,200	55,200	55,200	55,200
Expected volatility	16.50%	16.50%	16.50%	16.50%
Expected dividends yield	6.41%	6.41%	6.41%	6.41%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	16,748	5,668	3,820	3,080

(ii) SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement, Continued

25. 1	Share-based payment arrangement of the Parent Company, Continued:

(3)

The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	2.87%
Estimated option’s life	3.25 years
Share price on the remeasurement date	55,200
Expected volatility	16.50%
Expected dividends yield	6.41%
Exercise price	56,860
Per-share fair value of the option	902

3)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Share based payment Arrangement, Continued

25.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

	Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	800	21,050	600
Exercise price (in U.S. dollars)		100.0
Exercise period(*)	Jan. 4, 2024 ~ Jan. 4, 2032	Apr. 1, 2024 ~ Apr. 1, 2032	Feb. 1, 2025 ~ Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)	Share compensation expense for share-based payment arrangements for the year ended December 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	2,555
For the year ended December 31, 2024		402
In subsequent periods		—

	~~W~~	2,957

(3)

SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		8,257,369	8,381,223

	~~W~~	22,976,127	22,799,981

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	262,657	176,208
Other comprehensive income of investments in associates and joint ventures		315,283	182,702
Valuation loss on derivatives		(8,044)	(1,488)
Foreign currency translation differences for foreign operations		77,047	29,794

	~~W~~	646,943	387,216

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		2,927	9,225	(15,951)	(218)	(4,017)
Balance as of December 31, 2023	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		86,449	132,581	(6,556)	47,253	259,727

Balance as of December 31, 2024	~~W~~	262,657	315,283	(8,044)	77,047	646,943

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	~~W~~	176,208	173,281
Amount recognized as other comprehensive income (loss) for the year, net of taxes		11,262	(18,883)
Amount reclassified to retained earnings, net of taxes		75,187	21,810

Balance as of December 31	~~W~~	262,657	176,208

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	~~W~~	(1,488)	14,463
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(12,636)	(18,725)
Amount reclassified to profit, net of taxes		6,080	2,774

Balance as of December 31	~~W~~	(8,044)	(1,488)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Communication	~~W~~	34,037	32,238
Utilities		547,204	511,240
Taxes and dues		44,888	29,009
Repair		438,089	431,964
Research and development		378,079	369,507
Training		30,949	39,286
Bad debt for accounts receivable - trade		49,865	37,906
Travel		19,090	22,499
Supplies and other		116,920	130,330

	~~W~~	1,659,121	1,603,979

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Other non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	37,316	21,898
Others		34,972	28,468

	~~W~~	72,288	50,366

Other non-operating expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	94,736	10,369
Loss on disposal of property and equipment and intangible assets		17,427	9,369
Donations		15,712	14,766
Bad debt for accounts receivable – other		4,838	5,256
Others		72,122	7,534

	~~W~~	204,835	47,294

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Finance income:
Interest income	~~W~~	87,245	70,055
Dividends		35,818	43,014
Gain on foreign currency transactions		32,260	19,065
Gain on foreign currency translations		9,344	1,199
Gain relating to financial instruments at FVTPL		190,368	115,043

	~~W~~	355,035	248,376

(In millions of won)
	2024		2023
Finance costs:
Interest expense	~~W~~	403,129	389,813
Loss on sale of accounts receivable – other		35,317	65,027
Loss on foreign currency transactions		30,892	21,693
Loss on foreign currency translations		3,575	1,227
Loss relating to financial instruments at FVTPL		133,006	49,641

	~~W~~	605,919	527,401

(2)	Details of interest income included in finance income for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest income on cash equivalents and financial instruments	~~W~~	57,731	44,921
Interest income on loans and others		29,514	25,134

	~~W~~	87,245	70,055

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest expense on borrowings	~~W~~	31,718	29,917
Interest expense on debentures		272,846	247,105
Others		98,565	112,791

	~~W~~	403,129	389,813

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2024 and 2023 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)
	2024
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	95,708	52,731
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		106,514	13,281

		233,215	66,012

Financial liabilities:
Financial liabilities at FVTPL		121,061	115,592
Financial liabilities at amortized cost		759	424,315

		121,820	539,907

	~~W~~	355,035	605,919

(In millions of won)
	2023
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	127,001	114,668
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		69,373	22,795
Derivatives designated as hedging instrument		2,480	—

		238,535	137,463

Financial liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		3,124	389,938

		9,841	389,938

	~~W~~	248,376	527,401

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2024 and 2023 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35, Continued:

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2024		2023
Financial assets:
Financial assets at FVOCI	~~W~~	11,253	(18,842)
Derivatives designated as hedging instrument		(12,398)	(11,520)

		(1,145)	(30,362)

Financial liabilities:
Derivatives designated as hedging instrument		5,825	(5,940)

	~~W~~	4,680	(36,302)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Accounts receivable – trade	~~W~~	49,865	37,906
Other receivables		4,838	5,256

	~~W~~	54,703	43,162

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2024 and 2023 consist of the following:

(In millions of won)
	2024		2023
Current tax expense:
Current year	~~W~~	392,192	273,936
Current tax of prior years		(22,271)	(11,590)

		369,921	262,346

Deferred tax expense:
Changes in net deferred tax assets		4,749	79,896

Income tax expense:	~~W~~	374,670	342,242

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2024 and 2023 is attributable to the following:

(In millions of won)
	2024		2023
Profit before income tax	~~W~~	1,761,765	1,488,179
Income taxes at statutory income tax rate		450,819	382,517
Non-taxable income		(9,843)	(3,091)
Non-deductible expenses		15,216	15,725
Tax credit and tax reduction		(26,204)	(64,829)
Changes in unrecognized deferred taxes		(37,958)	14,354
Income tax refund and others		(18,340)	(5,878)
Changes in tax rate		980	3,444

Income tax expense	~~W~~	374,670	342,242

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Valuation gain (loss) on financial assets measured at fair value	~~W~~	(4,499)	12,977
Share of other comprehensive gain (loss) of investment in associates and joint ventures		(15,628)	292
Valuation gain on derivatives		1,902	5,631
Remeasurement of defined benefit liabilities (assets)		7,266	(2,672)
Loss on disposal of treasury shares and others		(46)	(53)

	~~W~~	(11,005)	16,175

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Reclassified as liabilities held for sale	Changes in consolidation scope	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	75,115	1,475	—	—	—	76,590
Accrued interest income		(6,839)	(1,395)	—	7,266	—	(968)
Financial assets measured at fair value		(2,526)	(32,508)	(4,499)	—	—	(39,533)
Investments in subsidiaries, associates and joint ventures		22,930	62,447	(15,628)	—	—	69,749
Property and equipment and intangible assets		(419,413)	(3,861)	—	(318)	—	(423,592)
Provisions		1,319	12	—	—	—	1,331
Retirement benefit obligation		12,430	18,338	7,266	—	—	38,034
Valuation gain (loss) on derivatives		19,670	(7,094)	1,902	—	—	14,478
Gain (loss) on foreign currency translation		20,667	(297)	—	—	—	20,370
Incremental costs to acquire a contract		(718,211)	(4,741)	—	—	—	(722,952)
Contract assets and liabilities		17,565	2,394	—	—	—	19,959
Right-of-use assets		(389,863)	19,092	—	—	—	(370,771)
Lease liabilities		388,091	6,115	—	—	—	394,206
Others		4,266	(47,646)	(46)	(7,486)	278	(50,634)

		(974,799)	12,331	(11,005)	(538)	278	(973,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		7,150	2,812	—	689	(10,651)	—
Tax credit		147,022	(19,892)	—	—	(4,597)	122,533

		154,172	(17,080)	—	689	(15,248)	122,533

	~~W~~	(820,627)	(4,749)	(11,005)	151	(14,970)	(851,200)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(1)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	75,042	73	—	75,115
Accrued interest income		(7,903)	1,064	—	(6,839)
Financial assets measured at fair value		(10,171)	(5,332)	12,977	(2,526)
Investments in subsidiaries, associates and joint ventures		16,846	5,792	292	22,930
Property and equipment and intangible assets		(352,605)	(66,808)	—	(419,413)
Provisions		1,629	(310)	—	1,319
Retirement benefit obligation		30,619	(15,517)	(2,672)	12,430
Valuation gain on derivatives		12,768	1,271	5,631	19,670
Gain (loss) on foreign currency translation		20,633	34	—	20,667
Incremental costs to acquire a contract		(722,900)	4,689	—	(718,211)
Contract assets and liabilities		4,279	13,286	—	17,565
Right-of-use assets		(431,397)	41,534	—	(389,863)
Lease liabilities		428,648	(40,557)	—	388,091
Others		85,716	(81,397)	(53)	4,266

		(848,796)	(142,178)	16,175	(974,799)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		2,007	5,143	—	7,150
Tax credit		89,883	57,139	—	147,022

		91,890	62,282	—	154,172

	~~W~~	(756,906)	(79,896)	16,175	(820,627)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024	December 31, 2023
Loss allowance	~~W~~77,433	77,837
Investments in subsidiaries, associates and joint ventures	(993,399)	(480,667)
Other temporary differences	103,405	64,004
Unused tax loss carryforwards	126,553	174,589

The amount of unused tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2024 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	~~W~~	—
1 ~ 2 years		—
2 ~ 3 years		—
More than 3 years		126,553

	~~W~~	126,553

(6)

In accordance with the global minimum tax law (Pillar Two) which was applied from 2024, the Group is required to pay additional taxes on the difference between the effective tax rate of each company in the Group in their respective jurisdictions and the minimum tax rate of 15%. The Group has determined that no additional taxes will be incurred under the global minimum tax law (Pillar Two), and therefore, there is no amount recognized as income tax expense for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

32.	Earnings per Share

Earnings per share is calculated to profit of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024		2023
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,250,155	1,093,611
Interest on hybrid bonds		(19,800)	(17,283)

Profit attributable to owners of the Parent Company on common shares		1,230,355	1,076,328
Weighted average number of common shares outstanding		212,848,138	217,264,615

Basic earnings per share (in won)	~~W~~	5,780	4,954

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

32.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are calculated as follows:

(In shares)	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

(In shares)	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	2024		2023
Profit attributable to owners of the Parent Company on common shares	~~W~~	1,230,355	1,076,328
Adjusted weighted average number of common shares outstanding		213,428,916	217,452,721

Diluted earnings per share (in won)	~~W~~	5,765	4,950

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are calculated as follows:

(In shares)	2024	2023
Outstanding shares as of January 1	212,699,730	218,032,053
Effect of treasury shares	148,408	(767,438)
Effect of share option	580,778	188,106

Adjusted weighted average number of common shares outstanding	213,428,916	217,452,721

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared in Parent Company for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2024	Cash dividends (Interim)	212,880,865	100	830%	~~W~~	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					~~W~~	753,613

2023	Cash dividends (Interim)	218,466,141	100	830%	~~W~~	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					~~W~~	765,618

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2024 and 2023 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2024	Cash dividends	3,540	55,200	6.41%
2023	Cash dividends	3,540	50,100	7.07%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	~~W~~	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.
(*2)	The Group designated ~~W~~1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable - other and others(*2)		—	5,018,850	—	5,018,850

	~~W~~	2,689	15,910,189	748	15,913,626

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*1)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs foreign exchange positions due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	116,234	~~W~~	170,865	1,022,374	~~W~~	1,502,890
EUR	10,335		15,799	—		—
Others			508			23

		~~W~~	187,172		~~W~~	1,502,913

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 21)

As of December 31, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%	If decreased by 10%
USD	~~W~~	13,103	(13,103)	13,103	(13,103)
EUR		1,580	(1,580)	1,580	(1,580)
Others		49	(49)	49	(49)

	~~W~~	14,732	(14,732)	14,732	(14,732)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial Risk Management, Continued

1)	Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2024, floating-rate borrowings and debentures amount to ~~W~~250,000 million and ~~W~~441,000 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to some of floating-rate borrowings and floating-rate debentures. Therefore, profit before income tax for the year ended December 31, 2024 would not have been affected by the changes in interest rates of some of floating-rate borrowings and floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2024 would change by ~~W~~500 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of December 31, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2024 would change by ~~W~~9,211 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii) Price fluctuations risk

As of December 31, 2024, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity securities for the year ended December 31, 2024 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	81,371	(81,371)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Cash and cash equivalents(*)	~~W~~	2,023,543	1,454,773
Financial instruments(*)		324,263	295,309
Accounts receivable – trade(*)		2,000,382	1,990,849
Contract assets		136,737	129,771
Loans and other receivables(*)		920,977	1,055,102
Derivative financial assets		341,108	148,534

	~~W~~	5,747,010	5,074,338

(*)	Amounts reclassified as assets held for sale as of December 31, 2024 are not included.

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2024 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~324,263 million of financial instruments, and ~~W~~920,977 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus, the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii) Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2024 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	228,762	1,012,300	9,291	62,472
Loss allowance		—	(3,343)	(4,004)	(60,238)

Carrying amount	~~W~~	228,762	1,008,957	5,287	2,234

Changes in the loss allowance for the debt investments for the year ended December 31, 2024 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2023	~~W~~	3,314	3,095	69,255	75,664
Remeasurement of loss allowance, net		799	3,947	92	4,838
Transfer to lifetime ECL – not credit impaired		(701)	701	—	—
Transfer to lifetime ECL – credit impaired		—	(3,739)	3,739	—
Amounts written off		(6)	—	(11,439)	(11,445)
Recovery of amounts written off		—	—	1,461	1,461
Reclassified as assets held for sale		(63)	—	(2,870)	(2,933)

December 31, 2024	~~W~~	3,343	4,004	60,238	67,585

(iii) Cash and cash equivalents

The Group deposits ~~W~~2,023,543 million of cash and cash equivalents as of December 31, 2024 (~~W~~1,454,773 million as of December 31, 2023) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	126,508	126,508	126,508	—	—
Borrowings(*1)		615,600	635,141	425,815	209,326	—
Debentures(*1)		8,511,280	9,633,481	2,419,328	5,005,966	2,208,187
Lease liabilities		1,637,951	1,905,971	378,533	1,070,473	456,965
Accounts payable – other and others(*1,2)		5,018,850	5,074,355	4,496,367	572,831	5,157

	~~W~~	15,910,189	17,375,456	7,846,551	6,858,596	2,670,309

(*1)	The contractual cash flow is amount that includes interest payables.
(*2)

The Group’s accounts payable – other and others includes amounts for payments made using electronic payments through the supplier finance arrangements. The Group pays the amount within the normal operating cycle, and no collateral is incurred in connection with the agreement and there is no substantial change in the payment conditions, therefore, the amount is classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amounts to ~~W~~298,448 million as of December 31, 2024.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	270,797	282,892	105,005	177,887
Liabilities		(748)	(750)	—	(750)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2023.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	18,687,621	17,890,828
Total equity		11,827,634	12,228,399

Debt-equity ratios		158.00%	146.31%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	~~W~~	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL		2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	~~W~~	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	10,034,600	—	10,132,184	—	10,132,184

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)
	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, and risk premium and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2024 are as follows:

Interest rate
Derivative instruments	2.17% ~ 6.80%
Borrowings and debentures	3.16% ~ 18.12%
Long-term payables – other	3.17% ~ 3.23%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2024. The changes of financial instruments classified as Level 3 for the year ended December 31, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2024
Financial assets
FVTPL	~~W~~	312,974	48,758	6,900	4,199	(6,194)	(157,536)	209,101
FVOCI		262,902	—	57,334	46,222	(3,812)	115,942	478,588

	~~W~~	575,876	48,758	64,234	50,421	(10,006)	(41,594)	687,689

Financial liabilities
FVTPL	~~W~~	(295,876)	118,372	—	—	—	174,815	(2,689)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	~~W~~	180,323	(174,372)	5,951

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	~~W~~	190,630	(183,520)	7,110

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

As of December 31, 2024, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Salaries	~~W~~	5,673	4,139
Defined benefits plan expenses		1,362	1,005
Share option		977	2,542

	~~W~~	8,012	7,686

Compensation for the key management includes salaries, non-monetary salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)		2024
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	19,501	660,578	125,691

Associates	F&U Credit information Co., Ltd.		3,227	48,035	266
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		649	5,462	—
	Daehan Kanggun BcN Co., Ltd.		9,551	—	—
	Others(*3)		10,154	13,051	296

			23,581	66,548	562

Others	SK Innovation Co., Ltd.		14,630	16,757	—
	SK Energy Co., Ltd.		3,822	264	—
	SK Geo Centric Co., Ltd.		847	187	—
	SK Networks Co., Ltd.(*4)		5,096	1,011,217	—
	SK Networks Service Co., Ltd.		5,300	67,713	4,352
	SK Ecoplant Co., Ltd.		2,993	—	—
	SK hynix Inc.		50,127	256	—
	SK Shieldus Co., Ltd.		61,040	147,587	18,863
	Content Wavve Corp.		13,432	83,164	—
	Eleven Street Co., Ltd.		69,448	31,277	—
	SK Planet Co., Ltd.		15,580	84,536	14,656
	SK RENT A CAR Co., Ltd.(*5)		8,336	14,462	169
	SK Magic Co., Ltd.		1,522	796	—
	Tmap Mobility Co., Ltd.		24,291	6,452	—
	Onestore Co., Ltd.		14,588	1,604	—
	Dreamus Company		5,526	66,242	265
	UNA Engineering Inc.		88	55,902	50,497
	Happy Narae Co., Ltd.		1,317	15,760	108,074
	Others		47,355	75,040	25,236

			345,338	1,679,216	222,112

		~~W~~	388,420	2,406,342	348,365

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~232,466 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~7,718 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~964,692 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	21,438	633,265	120,926

Associates	F&U Credit information Co., Ltd.		3,876	49,398	552
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*3)		8,806	15,962	865

			25,654	70,744	1,417

Others	SK Innovation Co., Ltd.		33,571	18,977	—
	SK Energy Co., Ltd.		4,113	540	—
	SK Geo Centric Co., Ltd.		835	2	—
	SK Networks Co., Ltd.(*4)		5,876	970,662	1
	SK Networks Service Co., Ltd.		5,471	72,274	8,393
	SK Ecoplant Co., Ltd.		2,547	—	—
	SK hynix Inc.		58,725	178	—
	SK Shieldus Co., Ltd.		59,974	147,333	26,021
	Content Wavve Corp.		14,524	87,263	176
	Eleven Street Co., Ltd.		72,683	34,053	—
	SK Planet Co., Ltd.		18,308	88,250	16,338
	SK RENT A CAR Co., Ltd.		14,023	20,231	—
	SK Magic Co., Ltd.		1,632	1,142	—
	Tmap Mobility Co., Ltd.		24,862	10,003	—
	Onestore Co., Ltd.		16,265	166	—
	Dreamus Company		6,202	77,452	284
	UNA Engineering Inc.		172	50,263	52,733
	Happy Narae Co., Ltd.		1,472	35,461	92,375
	Others		52,039	21,884	13,292

			393,294	1,636,134	209,613

		~~W~~	440,386	2,340,143	331,956

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~218,019 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~8,806 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~915,339 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		~~W~~	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc.		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1) As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

(*2) During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021 when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	Details of additional investments and disposal of subsidiaries, associates and joint ventures for the year ended December 31, 2024 are as presented in Note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

37.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,098 million as of December 31, 2024.

(2) Legal claims and litigations

As of December 31, 2024, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~241,962 million and ~~W~~291,747 million as of December 31, 2024 and 2023, respectively, which the Parent Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4) Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

37.	Commitments and Contingencies, Continued

(5) Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6) The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~28,346 million as of December 31, 2024.

(7) According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest income	~~W~~	(87,245)	(70,055)
Dividends		(35,818)	(43,014)
Gain on foreign currency translations		(9,344)	(1,199)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(321,787)	(10,928)
Gain on disposal of property and equipment and intangible assets		(37,316)	(21,898)
Gain relating to financial instruments at FVTPL		(190,368)	(115,043)
Interest expense		403,129	389,813
Loss on foreign currency translations		3,575	1,227
Loss on sale of accounts receivable – other		35,317	65,027
Income tax expense		374,670	342,242
Expense related to defined benefit plan		130,581	124,439
Share option		6,696	18,889
Bonus paid by treasury shares		24,988	20,420
Depreciation and amortization		3,699,890	3,750,796
Bad debt for accounts receivables – trade		49,865	37,906
Impairment loss on property and equipment and intangible assets		94,736	10,369
Loss on disposal of property and equipment and intangible assets		17,427	9,369
Bad debt for accounts receivable – other		4,838	5,256
Loss relating to financial instruments at FVTPL		133,006	49,641
Other income (expenses)		16,373	(16,919)

	~~W~~	4,313,213	4,546,338

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Accounts receivable – trade	~~W~~	(69,043)	(46,531)
Accounts receivable – other		(51,028)	79,223
Advanced payments		4,503	3,986
Prepaid expenses		(11,233)	(2,262)
Inventories		(35,661)	(17,549)
Long-term accounts receivable – other		135,823	66,036
Contract assets		(6,966)	3,877
Guarantee deposits		15,552	(2,117)
Accounts payable – trade		(10,039)	50,442
Accounts payable – other		(161,778)	(188,318)
Withholdings		138,672	(3,714)
Contract liabilities		17,213	(19,620)
Deposits received		(1,835)	(1,744)
Accrued expenses		81,025	(73,734)
Provisions		(160)	(566)
Long-term provisions		(357)	(1,061)
Plan assets		6,110	(17,772)
Retirement benefits payment		(157,801)	(99,396)
Others		(1,810)	(3,343)

	~~W~~	(108,813)	(274,163)

(3)	Material non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(130,413)	(305,823)
Increase of right-of-use assets		523,494	345,761
Transfer from property and equipment to investment property		(5,482)	13,900
Increase in accounts payable – other relating to the acquisition of shares		1,195,642	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	January 1, 2024		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		100,000	—	—	—	100,000
Long-term borrowings		718,078		(202,500)	—	—	22	515,600
Debentures		8,325,643		725	179,773	—	5,139	8,511,280
Lease liabilities		1,611,433		(381,347)	—	—	407,865	1,637,951
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial liabilities		(9,212)		—	—	8,464	—	(748)
Derivative financial assets		(116,210)		—	—	(154,587)	—	(270,797)

	~~W~~	11,790,185		(852,272)	179,773	(146,123)	429,443	11,401,006
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(804,317)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)
Cash outflow from transactions with the non-controlling shareholders				(133,393)
Cash inflow from transactions with the non-controlling shareholders				15,717

				(957,581)

			~~W~~	(1,809,853)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
	January 1, 2023		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	~~W~~	142,998		(142,998)	—	—	—	—
Long-term borrowings		793,113		(75,050)	—	—	15	718,078
Debentures		8,366,693		(84,082)	36,701	—	6,331	8,325,643
Lease liabilities		1,782,057		(402,465)	—	—	231,841	1,611,433
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial liabilities		—		—	—	(9,212)	—	(9,212)
Derivative financial assets		(267,151)		183,090	—	(32,149)	—	(116,210)

	~~W~~	12,456,051		(921,750)	36,701	(41,361)	260,544	11,790,185
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(773,806)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Redemption of hybrid bonds				(400,000)
Cash inflow from transactions with the non-controlling shareholders				160
Cash outflow from transactions with the non-controlling shareholders				(21,333)

				(1,099,240)

			~~W~~	(2,020,990)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,444,523	1,506,276	7,675,901

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Total
Beginning	—	306,575	414,356	720,931
Allocation at no cost	1,602,751	1,736,918	1,444,523	4,784,192
Purchase	213,609	(56,266)	27,288	184,631
Surrender or shall be surrendered	(1,515,595)	(1,572,871)	(1,687,118)	(4,775,584)
Borrowed	5,810	—	—	5,810

Ending	306,575	414,356	199,049	919,980

(3)	As of December 31, 2024, the estimated annual greenhouse gas emissions quantities of the Group are 1,687,118 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

40.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of December 31, 2024 and 2023 are as follows:

(In millions of won)
		December 31, 2024		December 31, 2023
Assets:
Disposal Groups(*)	Cash and cash equivalents	~~W~~	22,986	—
	Accounts receivable – trade and other, net		71,401	—
	Prepaid expenses		1,127	—
	Inventories, net		3,740	—
	Property and equipment, net		17,412	—
	Investment property, net		1,719	—
	Intangible assets, net		5,655	—
	Goodwill		2,516	—
	Financial instrument		10	—
	Defined benefit assets		7,601	—
	Advanced payments and others		17,559	—
Investments in associates	F&U Credit information Co., Ltd.		11,138	—
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Long-term Investment securities	Digital Content Korea Fund		3,395	3,395
	Central Fusion Content Fund		883	884
	P&I Cultural Innovation Fund		818	1,892
Inventories	—		—	505
Prepaid Expenses	—		—	1,489
Property and Equipment	—		6,133	1,604

		~~W~~	174,839	10,515
Liabilities:
Disposal Groups(*)	Accounts payable – other		82,206	—
	Withholdings		16,161	—
	Lease liabilities		2,745	—
	Contract liabilities		1,261	—
	Provisions		1,924	—
	Other current liabilities		1,904	—
	Deferred tax liabilities		151	—
Other liabilities	—		—	39

		~~W~~	106,352	39

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified assets and liabilities of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets and liabilities held for sale.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

41.	Subsequent Events

The Group entered into a stock sale agreement in which the Group disposes of the entire shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and 70.0% shares of SK m&service Co., Ltd. and the entire shares of F&U Credit information Co., Ltd. on December 18, 2024, and completed the disposal of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. on January 23, 2025 and February 25, 2025, respectively.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) and the consolidated financial statements of the Group for the year ended December 31, 2024 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) based on the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as of December 31, 2024.

In our opinion, the Group’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2024, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the consolidated statement of financial position as of December 31, 2024, the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policies, of the Group, and our report dated March 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Group’s ICFR.

Auditor’s Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion of the Group’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and Inherent Limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 10, 2025

This report is effective as of March 10, 2025, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Group’s ICFR and may result in modifications to this report.

Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), assessed the status of the design and operation of the Group’s ICFR for the year ending December 31, 2024.

The Group’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Group’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Group’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2024, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 25, 2025

/s/ Kim, Yang Seob
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer